                                  EXHIBIT 20.1

                                   [COMPANY LETTERHEAD]


     FEDERAL EXPRESS CORPORATION
     FIRST QUARTER FISCAL 1996
     FINANCIAL RESULTS

     FOR IMMEDIATE RELEASE

     FEDERAL EXPRESS CORPORATION REPORTS
     QUARTERLY EARNINGS GROWTH OF 23 PERCENT

     MEMPHIS, September 14, 1995 ... Federal Express Corporation today announced that earnings per share for the quarter ended August 31 increased to $1.33 from $1.08 per share last year, an increase of 23 percent. Net income was $75.3 million compared to $61.1 million in last year's first quarter.

     Revenues for the quarter rose 10% to $2,453.4 million from $2,231.1 million a year ago. Operating income increased to $149.2 million from $143.0 million, and pretax income was $129.9 million up from $107.3 million last year.

     Commenting on the quarter's results, Chairman and Chief Executive Officer Frederick W. Smith said, "Our express package traffic was up 12% over last year's first quarter. To keep pace with this growth, we have added airlift capacity within the United States and between the U.S. and South America, Europe and Asia. Also, during this year's first quarter we completed all of the preparations for the September 4 start-up of our intra-Asia overnight delivery service using our new Subic Bay hub in the Philippines."

                                    --more--

     William J. Razzouk, Executive Vice President - Worldwide Customer Operations added, "Our employees have done an excellent job improving service quality and profitability at the same time that we've expanded our geographic coverage and broadened our service capabilities. Current period investments, like our Subic Bay facility in Asia, our growing integrated operations in the United States and continued automation of our customers, are designed to keep FedEx at the forefront of our industry and improve our long-term profitability."

     "We did a much better job of managing our U.S. domestic package yields this quarter," said Chief Financial Officer Alan B. Graf, Jr. "Our effort over the past nine months to better analyze our average revenue per package on a customer by customer basis compared to the costs of servicing these customers has helped us achieve more profitable growth. The quarter's average U.S. yield per package declined 3%, year over year, while our per package costs declined 2%. This was a significant improvement from the previous quarter when our U.S. yield per package was down more than 5%, year over year, and the cost per package declined less than 2%."

     International operating profit for the first quarter was $23.7 million on international segment revenues of $674.0 million. In last year's first quarter, the international segment reported an operating profit of $22.7 million on revenues of $596.8 million.

                                    --more--

     The company's U.S. domestic operating profit was $125.5 million on revenues of $1,779.4 million, compared to an operating profit of $120.3 million on revenues of $1,634.3 million in last year's first quarter.
                                       ***

     During the quarter, FedEx introduced FedEx Sameday service, a premium service that offers same-day delivery to and from most locations in the U.S. and, beginning September 5, FedEx First Overnight for next-day delivery by 8 a.m. from any U.S. zip code to more than 90 major markets.

     Federal Express is the world's largest express transportation company, providing fast and reliable services for important documents, packages and freight. The company delivers more than 2.4 million items each working day. It employs more than 110,000 people, operates more than 500 aircraft and 35,000 vehicles in its integrated system. Federal Express reported revenues of $9.4 billion for its fiscal year ended May 31, 1995.

                                       ###



     Contact:  Tom Martin     901-395-3490

     091495

                FEDERAL EXPRESS CORPORATION FINANCIAL HIGHLIGHTS
                  (Unaudited; Current year data is preliminary)

                            First Quarter Fiscal 1996
           (In millions, except earnings per share and operating data)


                                                  Three Months Ended
                                                       August 31
                                             -----------------------------
FINANCIAL RESULTS                                  1995        1994
                                                   ----        ----

Revenues                                         $2,453.4    $2,231.1
Operating Expenses:
     Salaries and benefits                        1,147.5     1,061.8
     Rentals and landing fees                       223.2       188.6
     Depreciation and amortization                  174.1       156.9
     Fuel                                           126.4       117.4
     Maintenance and repairs                        124.6       136.2
     Other                                          508.4       427.2
                                                    -----       -----
                                                  2,304.2     2,088.1
                                                  -------     -------

Operating Income
                                                    149.2       143.0
Other Income (Expense):
     Interest, net                                  (23.8)      (33.0)
     Other, net                                       4.5        (2.7)
                                                      ---        -----
                                                    (19.3)      (35.7)
                                                    ------      ------

Pretax Income                                       129.9       107.3
Provision for Income Taxes                           54.6        46.2
                                                     ----        ----
Net Income                                          $75.3       $61.1
Earnings Per Share                                  -----       -----
                                                    -----       -----

                                                    $1.33       $1.08
                                                    -----       -----
                                                    -----       -----

Common and Common Equivalent Shares                56.688      56.614

OPERATING DATA
Operating Weekdays                                     65          65
U.S. Domestic Packages (000)                      136,902     122,881
International Packages (000)                       11,610       9,656
                                                   ------       -----
     Total Package Volume (000)                   148,512     132,537

Avg. Revenue Per U.S. Domestic Package             $12.68      $13.12
Avg. Revenue Per International Package             $40.45      $39.34
     Average Revenue Per Package                   $14.85      $15.03

Average Revenue Per Pound                           $2.30       $2.39
Average Pounds Per Package                            6.5         6.3

Int'l Airfreight (IXF/ATA) Pounds (millions)        132.3       135.4
Average Revenue Per Airfreight Pound                $1.09       $1.05

                              [COMPANY LETTERHEAD]

                              FINAL MONTHLY VOLUME
                                   AUGUST 1995


Memphis, September 14, 1995 - - - Federal Express Corporation announced today that average daily volume of express freight, packages and documents for August 1995 increased approximately 13% compared to August 1994. Details are shown in the table below.

                                                                                     FISCAL YEAR-TO-DATE
                                                                                          (3 MONTHS)

                                                    August          August
                                                     1995            1994         FY1996         FY1995
                                                    ------          ------        ------         ------
Total Express Package Volume (000)                   52,333          46,252       148,512        132,537

Operating Weekdays                                       23              23            65             65

AVERAGE DAILY EXPRESS PACKAGE VOLUME
   Priority Overnight                             1,021,645         917,555     1,019,638        928,651
   Standard Overnight                               574,601         492,314       572,236        494,958
   2Day                                             503,916         453,124       511,628        463,850
   U.S. Express Freight (OFS/F-2)                     2,263           2,865         2,684          3,022
International Priority                              172,901         145,103       178,614        148,548
                                                  ---------      ----------     ---------      ---------

Total Average Daily Express Package Volume        2,275,326       2,010,961     2,284,800      2,039,029

Percent Change in Average
Daily Express Package Volume                          13.1%                         12.1%

INTERNATIONAL AIRFREIGHT  (ATA/IXF)
(millions of pounds)                                   44.1            46.7         132.3          135.4


Going forward, the Company will disclose package volume information only on a quarterly basis as part of the quarterly earnings release. Monthly volume releases will be discontinued.


Contact:  Tom Martin        901/395-3490
          Shirlee Clark     901/395-3463


9-14-95